UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K _________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 February 3, 2021 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Team Novo Nordisk, the world’s first all-diabetes professional cycling team, are racing with 100 on their jersey to celebrate the 100-year anniversary of the discovery of insulin Novo Nordisk A/S Remuneration Report 2020

Contents 1. Key developments in remuneration – 2020 1.1 Overall company performance in 2020 3 1.2 Key developments in Board remuneration in 2020 3 1.3 Key developments in executive remuneration in 2020 3 1.4 Shareholder feedback 4 2. Remuneration of the Board of Directors 2.1 Remuneration policy 5 2.2 Remuneration composition 5 2.3 Board remuneration benchmark 6 2.4 Board and committee fee levels 2020 6 2.5 Board remuneration 2020 6 2.6 Shareholdings by the Board 8 3. Remuneration of Executive Management 3.1 Remuneration principles 9 3.2 Remuneration composition 9 3.3 Executive remuneration benchmark 11 3.4 Executive remuneration in 2020 11 3.5 Breakdown of CEO remuneration 2020 13 3.6 Short-term incentive programme 2020 14 3.7 Long-term incentive programme 2020 15 3.8 Long-term incentive programme 2017 – vested shares 16 3.9 Long-term incentive programmes 2018–2020 – unvested shares 16 3.10 Shareholdings by Executive Management 18 3.11 Reconciliation against Annual Report 2020 18 4. Remuneration and Company Performance 2016 – 2020 4.1 Board remuneration 2016–2020 19 4.2 Executive remuneration, employee remuneration and company performance 2016–2020 21 The Board of Directors' statement on the Remuneration Report Independent auditor's statement on the Remuneration Report This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2020. The non-registered executives are not covered by this remuneration report unless explicitly mentioned. This remuneration report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in November 2017 by the Danish Committee on Corporate Governance. Remuneration report 2020 Novo Nordisk / 2

1. Key developments in remuneration – 2020 1.1 Overall company performance in 2020 In 2020, Novo Nordisk made progress on Strategic Aspirations 2025. Sales increased by 4% in Danish kroner and by 7% at constant exchanges rates (CER) to DKK 126.9 billion. Sales within Diabetes and Obesity care increased by 5% to DKK 108.0 billion (8% at CER), driven by Diabetes care growing 8% at CER and Obesity care growing 3% at CER. Sales within Biopharm decreased by 1% to DKK 18.9 billion (1% at CER). Sales of GLP-1 increased by 26% in Danish kroner and by 29% at CER reflecting the uptake of Ozempic® as well as the launch of Rybelsus®. Operating profit increased by 3% at Danish kroner and by 7% at CER in 2020. Net profit increased by 8% and diluted earnings per share increased by 10%. Within Innovation and Therapeutic focus, Rybelsus® was approved in the EU and Japan and phase 2 trials with the once-weekly insulin icodec was successfully completed and the phase 3a programme, ONWARDS, was initiated. Further, the clinical development programme, STEP, with semaglutide 2.4 mg in obesity was successfully completed. Novo Nordisk filed semaglutide 2.4 mg for regulatory approval in the US and the EU in the fourth quarter of 2020. Within other serious chronic diseases, phase 2 trials were successfully completed with semaglutide in NASH and in cardiovascular disease with Ziltivekimab, the lead candidate from Corvidia Therapeutics which was acquired. Lastly, within Purpose and Sustainability, a new social responsibility strategy to Defeat Diabetes was launched and the target of 100% renewable power across global production was achieved. 1.2 Key developments in Board remuneration in 2020 At the Annual General Meeting in March 2020 all members of the Board were re-elected, maintaining the number of Board members at 13, consisting of 9 shareholder-elected and 4 employee-elected members. The Annual General Meeting adopted a Remuneration Policy which is applicable to the Board in 2020 and onwards. Also, it was approved to adjust the Board remuneration level for 2020 in line with general salary inflation since 2018 and thus increase remuneration by 2.9% implying an increase in the fixed base fee from DKK 700,000 to DKK 720,000 as well as consequent changes in the fees of the Chair, Vice Chair and members of Board committees by way of the approved base fee multipliers. Finally, it was approved to increase the Board members' travel allowance by 2.7%. All remuneration in 2020 to the Board has been in line with the approved Remuneration Policy. Total Board remuneration has decreased from DKK 19.4 million in 2019 to DKK 17.0 million in 2020. This reflects primarily the reduced pay-out of travel allowance due to less travel activity as a consequence of COVID-19. The remuneration of the Chair of the Board amounted to DKK 2.7 million (DKK 3.1 million in 2019). The decrease primarily reflects the reduced pay-out of travel allowance. 1.3 Key developments in executive remuneration in 2020 In accordance with the decision at the Annual General Meeting in March 2020 the remuneration of executives during 2020 has been governed by the Remuneration Principles adopted in 2019. All remuneration in 2020 to Executive Management was in line with the approved Remuneration Principles. Total remuneration of Executive Management amounted to DKK 218.0 million (DKK 213.5 million in 2019). The remuneration level is a result of solid business results and individual performance by the executives. The 2.1% increase in total remuneration compared to 2019 is partly due to changes in the composition of Executive Management, partly due to adjustments of base salary affecting all salary components. The total remuneration for the chief executive officer in 2020 amounted to DKK 56.5 million (DKK 54.8 million in 2019) of which 37% is not yet finally determined and 49% is deferred. Of the total remuneration 32% is fixed and 68% is variable remuneration. The remuneration level is a result of solid business results and individual performance by the chief executive officer. The 3.1% increase in total remuneration Remuneration report 2020 Novo Nordisk / 3 compared to 2019 is partly due to the adjustment of base salary affecting all salary components, partly due to the increase in incentive outcome (83% of maximum) of the long- term incentive. In 2020, the base salary of the chief executive officer was increased by 2% in line with other employees of the company. The short-term cash-based incentive (STI) has been based on targets aligned with our strategic aspirations and an assessment of the individual contribution. As a result of the solid performance in 2020 the Board determined that the short-term incentive for the chief executive officer for 2020 was 100% of the maximum short-term incentive (100% in 2019) equalling 12 months’ base salary plus pension contribution. The long-term share-based incentive (LTI) was based on financial and non-financial measures. The sales growth and economic value creation combined with solid performance in relation to R&D and ESG in 2020 resulted in 83% of the maximum share allocation being allocated to the executives (82% in 2019). Thus, shares equalling 14.9 months’ base salary plus pension contribution have been allocated (but not released) to the chief executive officer. 1.4 Shareholder feedback Novo Nordisk has received positive response on the Remuneration Report for 2019 from shareholders and other stakeholders. Based on stakeholder feedback we have increased the information included in this report for 2020 on the short-term incentive programme and maintain the disclosure levels from 2019 on executive-to-employee pay ratios which provide more information than legally required and are considered to form an adequate basis for comparison and assessment of trends in ratios over time. Remuneration report 2020 Novo Nordisk / 4

2. Remuneration of the Board of Directors 2.1 Remuneration policy The company’s Remuneration Policy adopted at the Annual General Meeting in March 2020 provides the framework for the remuneration of the Board of Directors (the Board) in 2020. The policy is available on novonordisk.com, in the Corporate Governance section: https://www.novonordisk.com/about/corporate-governance.html There has been no deviation from the Remuneration Policy in the 2020 remuneration of the Board. 2.2 Remuneration composition The remuneration of Novo Nordisk’s Board comprises a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the Board committees, fees for ad hoc tasks and a travel allowance. Table 1 - Remuneration composition Remuneration Board of Directors Base fee Board committee fee Travel allowance Fee for ad hoc tasks Short-term cash-based incentive programme (STI) — Long-term share-based incentive programme (LTI) — Pension — Social securities taxes Expenses Other benefits Severance payment — Directors' and Officers' liability insurance and Indemnification of Board members Base fee, Board committee fee, travel allowance and fee for ad hoc tasks In 2020, the remuneration level increased compared to that of 2019 as the base fee increased by 2.9% in line with general salary inflation since 2018 also leading to increases in the fees for the Chairmanship and Board committees by way of the applied multipliers. The travel allowance level increased by 2.7%. No fees for ad hoc tasks were paid in 2020. Social security taxes In 2020, Novo Nordisk paid social security taxes imposed by authorities in the EU in relation to the Board members in line with the Policy. Expenses In 2020, Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members in line with the Policy. Share-based incentive In 2020, no stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk. Other benefits The professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark are reimbursed. The Chair is provided with an office and secretarial support in Novo Nordisk’s headquarters in Bagsværd, Denmark. Directors' and officers' liability insurance and indemnification In 2020, Novo Nordisk upheld and paid the costs of customary directors’ and officers’ liability insurance covering also members of the Board. It is the policy of the Company to indemnify Board Members against additional claims subject to certain conditions more fully described in the Remuneration Policy. In 2020, Novo Nordisk has not indemnified its Board Members against claims for damages. Remuneration report 2020 Novo Nordisk / 5

Remuneration report 2020 Novo Nordisk / 6

2.3 Board remuneration benchmark

Board fees are evaluated annually against relevant benchmarks of e.g. Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation.

The peer group against which Board remuneration has been assessed for 2020 is identical to that applied for executive remuneration benchmarking and comprised the following (set in May 2020):

European Pharma Peer Group - 8 pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

Nordic peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted.

The benchmark of the Board remuneration for 2020 revealed the following market positioning:

Table 2 - Market positioning of Board remuneration 2020

Benchmarks	European pharma	Nordic
Chair	Below the lower quartile	Between the median and the upper quartile
Vice chair	Between the lower quartile and the median	Above the upper quartile
Member	Below the median	Above the upper quartile
Committees	Between the median and the upper quartile	Above the upper quartile

2.4 Board and committee fee levels 2020

Table 3 - Board and committee fee levels 2020

	Board		Audit Committee		Nomination Committee		Remuneration Committee		R&D Committee	
	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK
Chair	3.00	2,160,000	1.00	720,000	0.50	360,000	0.50	360,000	0.50	360,000
Vice chair	2.00	1,440,000	0.00	0	0.00	0	0.00	0	0.00	0
Member	1.00	720,000	0.50	360,000	0.25	180,000	0.25	180,000	0.25	180,000

Table 4 - Travel allowances for Board members and committee members 2020

In home country with 5 hours or more of air travel	Outside home country but on home continent	On another continent than the home country
DKK 38,500 per meeting	DKK 38,500 per meeting	DKK 77,000 per meeting

Remuneration report 2020 Novo Nordisk / 7

2.5 Board remuneration 2020

The table below includes the total remuneration of each Board member in 2020. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation and governance, thus contributing to the long-term interest of the company.

When determining the fees paid to Novo Nordisk Board members, the Board considers the actual role and responsibility of the individual Board member and compares the Board fees to the above stated benchmarks. It is the Remuneration Committee's and the Board's assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications.

Table 5 - Actual remuneration of the Board 2020[1]

DKK million	Role	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[3]
Helge Lund[2]	BC and NC	2.1	0.4	0.2	**2.7**
Jeppe Christiansen	BV and RC	1.4	0.4	0.0	**1.8**
Brian Daniels	RDM and RM	0.7	0.4	0.1	**1.2**
Laurence Debroux	AM	0.7	0.4	0.0	**1.1**
Andreas Fibig	AM	0.7	0.4	0.0	**1.1**
Sylvie Grégoire	AM, NM and RDM	0.7	0.7	0.1	**1.5**
Liz Hewitt	AC and RM	0.7	0.9	0.0	**1.6**
Mette Bøjer Jensen	NM	0.7	0.2	0.0	**0.9**
Kasim Kutay	NM and RDM	0.7	0.3	0.0	**1.0**
Anne Marie Kverneland	RM	0.7	0.2	0.0	**0.9**
Martin Mackay	RDC	0.7	0.4	0.1	**1.2**
Thomas Rantzau	RDM	0.7	0.2	0.0	**0.9**
Stig Strøbæk	AM	0.7	0.4	0.0	**1.1**
Total		11.2	5.3	0.5	**17.0**

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, NC = Nomination Committee chair, NM = Nomination Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.

1. None of the Board members have received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark. 3. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

Remuneration report 2020 Novo Nordisk / 8

2.6 Shareholdings by the Board

As of 31 December 2020, the Board held shares in Novo Nordisk as follows:

Table 6 - Shareholdings by the Board

	At the beginning of the year	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[1] DKK million
Helge Lund[2]	3,000	0	0	**3,000**	1.3
Jeppe Christiansen	23,779	0	0	**23,779**	10.1
Brian Daniels	2,100	0	0	**2,100**	0.9
Laurence Debroux	0	0	0	**0**	0.0
Andreas Fibig	0	0	0	**0**	0.0
Sylvie Grégoire	1,875	0	0	**1,875**	0.8
Liz Hewitt	3,350	0	0	**3,350**	1.4
Mette Bøjer Jensen	1,390	1	0	**1,391**	0.6
Kasim Kutay	0	378	0	**378**	0.2
Anne Marie Kverneland	9,616	1	(3,668)	**5,949**	2.5
Martin Mackay	2,000	800	0	**2,800**	1.2
Thomas Rantzau	682	0	0	**682**	0.3
Stig Strøbæk	2,100	1	(400)	**1,701**	0.7
Board of Directors in total	49,892	1,181	(4,068)	**47,005**	20.0

1. Calculation of market value is based on the quoted share price of DKK 426.65 at the end of the year. 2. In addition, Helge Lund holds 3,000 shares through Inkerman Holding AS, Norway.

3. Remuneration of Executive Management 3.1 Remuneration Principles According to the Remuneration Policy adopted by the Annual General Meeting in March 2020, the company’s Remuneration Principles dated March 2019 provide the framework for the remuneration of Executive Management in 2020. The Remuneration Principles are available on novonordisk.com, in the Corporate Governance section: https://www.novonordisk.com/about/corporate-governance.html The 2020 remuneration of executives did not deviate from the Remuneration Principles and was therefore in line with the Remuneration Policy. 3.2 Remuneration composition Remuneration packages for executives comprise a base salary, a short-term cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the company’s strategy and to further align the interests of executives and shareholders. Table 7 - Remuneration package components Remuneration Executive Management Comments Base salary Accounts for approximately 15–35% of the total value of the remuneration package.* Pension Up to 25% of the base salary and short-term cash-based incentive. Short-term cash-based incentive programme (STIP) Up to 12 months' base salary plus pension contribution per year, typically based on base salary at the end of the year. Long-term share-based incentive programme (LTIP) Up to 18 months’ base salary plus pension per year for the chief executive officer and up to 13.5 months’ base salary plus pension contribution per year for the executive vice presidents. At the end of the vesting period the shares allocated may be reduced or increased by up to 30%. Travel allowance — Fee for ad hoc tasks — Expenses Reasonable expenses are reimbursed. Other benefits Executive Management receives non-monetary benefits such as company cars, phones etc. Executives on international assignments may receive relocation benefits. Recruitment arrangements When recruiting new executives who are not employed by Novo Nordisk at the time of employment the Board of Directors may grant a sign-on arrangement in the form of cash payment or share incentive programme. Severance payment Up to 24 months‘ base salary plus pension contribution. Executive Management contracts entered into before 2008 exceed the 24-month limit, but will not exceed 36 months‘ base salary plus pension contribution. Directors' and Officers' liability insurance Novo Nordisk takes out and pays the cost of customary directors’ and officers’ liability insurance. * The interval 15-35% denotes the span between 'maximum performance' and 'on-target performance'. Remuneration report 2020 Novo Nordisk / 9

Base salary In 2020, the base salary of the executives increased by 2% in general in line with other employees of the company. Further, the base salary of Karsten Munk Knudsen and Camilla Sylvest has been adjusted in February 2020 based on benchmarks. In connection with a relocation Monique Carter's base salary has been adjusted and the relocation benefit package reduced with effect from August 2020. Pension In 2020, executives were eligible for a defined contribution pension scheme of 25% of base salary and short-term cash-based incentive. No executive has a prospective entitlement to a defined benefit pension scheme. Short-term cash-based incentive For 2020, the Board determined that the maximum possible short-term cash-based incentive would be 12 months’ base salary plus pension contribution for the chief executive officer, and 9 months’ base salary plus pension contribution for executive vice presidents. For the chief executive officer, the performance assessment is informed by the achievements within the following three dimensions: overall company performance (sales growth and operating profit growth), progress of business activities in support of the company’s strategic aspirations 2025 and the CEO’s progress within leadership. For the executive vice presidents, the performance assessment is informed by the achievements within the following three dimensions: overall company performance (sales growth and operating profit growth), progress of business activities within the executive’s functional area and the executive’s progress within leadership. All such business activities were aligned to the company’s strategic aspirations for 2025, cf. table 13. The Board has assessed that both overall company performance, the progress of the business activities and the progress within leadership were above expectations for the CEO, cf. table 12. For the executive vice presidents overall company performance (sales growth and operating profit growth) was assessed as above expectations, cf. table 12. For Monique Carter the progress of business activities related to People & Organisation and the progress of her leadership were both assessed as above expectations leading to a total pay-out of 100% of maximum. For Karsten Munk Knudsen the progress of business activities related to Finance, Legal and Procurement and the progress of his leadership were both assessed as above expectations leading to a total pay-out of 100% of maximum. For Camilla Sylvest the progress of business activities related to Commercial Strategy & Corporate Affairs and the progress of her leadership were both assessed as above expectations leading to a total pay-out of 100% of maximum. For Mads Krogsgaard Thomsen the progress of business activities related to Research & Development and the progress of his leadership were both assessed as above expectations leading to a total pay-out of 100% of maximum, and for Henrik Wulff the progress of business activities related to Product Supply, Quality & IT and the progress of his leadership were both assessed as above expectations leading to a total pay- out of 100% of maximum. Based on these assessments made by the Board, the average short- term incentive for the executives was 100% of the maximum short-term incentive (100% in 2019). Consequently, the short-term incentive for the chief executive officer for 2020 was 12 months’ base salary plus pension contribution, while the average short-term incentive for the executive vice presidents was 9 months’ base salary plus pension contribution. Long-term share-based incentive 6.75 months’ base salary plus pension contribution for the executive vice presidents. The maximum share allocation after the one-year performance period is up to 18 months’ base salary plus pension contribution for the chief executive officer and up to 13.5 months’ base salary plus pension contribution for the executive vice presidents. In 2020, Novo Nordisk exceeded the target for economic value creation by 4%, primarily driven by higher underlying profit partly offset by net unfavourable currency impact. Sales growth was 3% above the target level in constant exchange rates. All of the targets in relation to R&D and ESG were reached in 2020, except for one milestone relating to the timely achievement of marketing authorisation for a specific product. On this basis, 83% of the maximum share allocation will be allocated to the executives, cf. Table 14. Thus, shares equalling 14.9 months’ base salary plus pension contribution have been allocated to the chief executive officer, whereas shares equalling 11.2 months’ base salary plus pension contribution have been allocated to the executive vice presidents. The shares allocated have a three-year vesting period (2021-2023). At the end of the vesting period the shares allocated to each executive may be reduced or increased by up to 30%. The reduction or increase will depend on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. Shareholding requirements To further align the interests of the shareholders and executives, the chief executive officer should hold Novo Nordisk B shares corresponding to two times the annual gross salary, and the executive vice presidents should hold shares corresponding to one time the annual gross salary. In 2020, all executives met the threshold, cf. Table 17. Expenses In 2020, executives received reimbursement for reasonable expenses in relation to travel etc. Other benefits In 2020, executives received non-monetary benefits in relation to company cars, phones etc. in line with the Remuneration Principles. Recruitment arrangements In 2020, no sign-on arrangements were agreed with the registered executives. Monique Carter was granted 3,025 shares as part of a recruitment arrangement entered into prior to her appointment as executive. Notice period and severance payment Until April 2020 former registered executive Jesper Brandgaard continued to provide certain services for Novo Nordisk. A severance payment of DKK 27.7 million was paid in April 2020. Claw-back In 2020, there was no legal or factual basis on which to exercise claw-back or request repayment of incentives for current or former executives. Directors' and Officers' liability insurance In 2020, Novo Nordisk upheld and paid the costs of customary directors’ and officers’ liability insurance covering also members of the Executive Management. The executives have in 2020 participated in a long-term incentive programme consisting of a one-year performance period (2020) and a three-year vesting period (2021-2023). Measures were aligned to the strategic aspirations of the company: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. If the targets for economic value creation and sales growth were met, and at least 85% performance was reached for non-financial targets during the one-year performance period, the allocation of shares would correspond to 9 months base salary plus pension contribution for the chief executive officer and Remuneration report 2020 Novo Nordisk / 10

3.3 Executive remuneration benchmark Executive remuneration is evaluated annually against relevant benchmarks of e.g. Nordic companies and European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation. The peer group against which executive remuneration has been assessed for 2020 is identical to that applied for Board remuneration benchmarking and comprised the following (set in May 2020): European Pharma Peer Group - 8 pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB. Nordic peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted. The benchmark of the CEO remuneration at ‘on-target performance’ for 2020 revealed the following market positioning: Table 8 - Market positioning of CEO remuneration 2020 Benchmarks European pharma Nordic Chief executive officer Below the lower quartile Above the upper quartile 3.4 Executive remuneration in 2020 The graphs in Table 9 illustrate the 2020 total remuneration and performance of the chief executive officer and other executives as compared to minimum, on-target and maximum performance. Table 9 - Total remuneration composition and performance overview for CEO and EVPs – 2020 1. The graph does not reflect the potential adjustment after three-years vesting of up to +/- 30% of the numbers of LTIP shares allocated for 2020 performance. 2. Includes executives who have been registered with the Danish Business Authority for the full year of 2020. Remuneration report 2020 Novo Nordisk / 11 Chief executive officer Other registered members of Executive Management2 (average) Actual 93% of maximum 94% of maximum MaximumMinimum MinimumTarget Target ActualMaximum DKK million 0 10 20 30 40 50 60 70 Base salary Benefits STI Pension LTI1

Remuneration report 2020 Novo Nordisk / 12

Table 10 below includes the total remuneration of each executive in 2020. None of the executives have received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the company's strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned to short-term and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of the company are considered. The variable remuneration is provided as STI and LTI.

In determining the remuneration paid to Executive Management, the Board refers to market benchmarks and considers the balance between fixed and variable pay as well as the threshold, target and maximum achievement levels determined for variable pay. Also, the Board considers the individual executive and his/her role. It is the Remuneration Committee's and the Board's assessment that this approach is well-functioning and ensures a remuneration which is fair, not excessive and which supports the recruitment of qualified candidates for executive roles.

Table 10 - Actual remuneration of Executive Management for 2020

DKK million	Base salary	Short-term incentive	Pension	Benefits	Total[3]	Long-term incentive[4]	Total[5]	Fixed	Variable	Total
Executive Management										
Lars Fruergaard Jørgensen - President and CEO	14.1	14.2	7.1	0.3	35.7	20.8	56.5	17.9	38.6	56.5
Monique Carter - People & Organisation	3.6	3.1	1.7	1.6	10.0	3.6	13.6	6.1	7.5	13.6
Karsten Munk Knudsen - Finance, Legal & Procurement	5.9	4.4	2.6	0.3	13.2	6.5	19.7	7.6	12.1	19.7
Camilla Sylvest - Commercial Strategy & Corporate Affairs	5.9	4.4	2.6	0.3	13.2	6.5	19.7	7.6	12.1	19.7
Mads Krogsgaard Thomsen - Research & Development	7.4	5.5	3.2	0.3	16.4	8.1	24.5	9.5	15.0	24.5
Henrik Wulff - Product Supply, Quality & IT	6.2	4.7	2.7	0.3	13.9	6.9	20.8	8.1	12.7	20.8
Non-registered executives[2]	19.3	17.9	6.6	0.4	44.2	19.0	63.2	23.5	39.7	63.2
Former executives:										
Jesper Brandgaard[1]					0.0	0.0	0.0	0.0	0.0	0.0
Executive Management in total	62.4	54.2	26.5	3.5	146.6	71.4	218.0	80.3	137.7	218.0

1.Until April 2020 former registered executive Jesper Brandgaard continued to provide certain services for Novo Nordisk. A severance payment of DKK 27.7 million was paid in April 2020. 2. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa. Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa received benefits and recruitment arrangements in accordance with their contracts and local guidelines. The benefits and recruitment arrangements received in 2020 not included in the above table amounted to DKK 6.5 million (DKK 10.7 million in 2019). 3. Excluding social security taxes paid amounting to DKK 2.7 million (DKK 2.7 million in 2019) for Executive Management. 4. The shares are locked up for three years before they are transferred to the participants employed at the end of the three-year period. The value is the cash amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares. For shares allocated for the 2020 performance, the amount of shares may potentially be reduced or increased depending on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board.

Remuneration report 2020 Novo Nordisk / 13

3.5 Breakdown of CEO remuneration 2020

Finally determined / Not finally determined. The shares allocated to the executives under the long-term incentive programme for 2020 are subject to a three-year vesting period where the shares allocated might be reduced or increased by up to 30%. The reduction or increase will depend on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. Consequently, DKK 20.8 million (equalling 37%) of Lars Fruergaard Jørgensen's remuneration relating to 2020 has not yet been finally determined, while DKK 35.7 million (equalling 63%) has been finally determined.

Fixed / Variable. Base salary, benefits and pension calculated on the basis of base salary are fixed remuneration while short-term cash-based incentive (including pension calculated on the basis of short-term cash-based incentive) and long-term share-based incentive are variable remuneration dependent on the achievement of pre-defined targets. Consequently, DKK 17.9 million (equalling 32%) of Lars Fruergaard Jørgensen's remuneration relating to 2020 has been fixed remuneration, while DKK 38.6 million (equalling 68%) has been variable.

Cash / Deferred. Shares allocated to the executives under the long-term incentive programme for 2020 as well as pension have not been paid out, but will be paid out later (and, additionally, the long-term incentive programme is subject to changes). Consequently, the total cash received by Lars Fruergaard Jørgensen for 2020 was DKK 28.6 million (equalling 51%) while the deferred remuneration relating to 2020 to potentially be transferred later amounted to DKK 27.9 million (equalling 49%).

Table 11 - Breakdown of CEO remuneration for 2020 – ratios

DKK million and %	Finally determined	Not finally determined	Total	Fixed	Variable	Total	Cash	Deferred	Total
Lars Fruergaard Jørgensen	35.7	20.8	56.5	17.9	38.6	56.5	28.6	27.9	56.5
	63%	37%	100%	32%	68%	100%	51%	49%	100%

Remuneration report 2020 Novo Nordisk / 14

3.6 Short-term incentive programme 2020

Table 12 - Short term incentive programme 2020 for the CEO

Target setting	Target achievement	Outcome
Company performance and business activities 75%		
Sales growth between 3-6% (CER)	Sales were DKK 126.9 billion with a sales growth of 7% (CER) which exceeded the target.	The Board has assessed that performance results in 100% pay out of the maximum short-term incentive
Operating profit growth between 1-5% (CER)	The operating profit was DKK 54.1 billion, with an operating profit growth of 7% (CER) which exceeded the target.	
Progress in 2020 to reach Novo Nordisk's Strategic Aspirations 2025*	Good progress across all four Strategic Aspirations including the delivery of a new and ambitious sustainability strategy, significant R&D pipeline progress and strong commercial execution across the product portfolio within Diabetes, Obesity and Biopharm.	
Leadership 25%		
Progress within leadership	The CEO role modelled Novo Nordisk values and wisely led the company through a pandemic, safeguarding employees and securing continued supply of live saving medicines to patients and society while at the same time evolving the performance culture resulting in strong operational and financial performance.	

* For the executive vice presidents the progress of business activities is linked to the executive's functional area

Table 13 - Strategic aspirations 2025, progress in 2020

Purpose and sustainability

2025 Strategic Aspirations

- Being respected for adding value to society
- Progress towards zero environmental impact
- Ensure distinct core capabilities and evolve culture

2020 highlights

Adding value to society:
- Launch of new social responsibility strategy, Defeat Diabetes
- Expansion of US affordability offerings
- Societal contributions during COVID-19
- Lowered ceiling price of human insulin in 76 countries

Environment:
- 100% renewable power across all production sites
- Launch of supplier target aiming at 100% renewable power by 2030

Ensure distinct capabilities and evolve culture
- Progress on diversity and inclusion agenda as well as digitalisation capabilities

Innovation and therapeutic focus

2025 Strategic Aspirations

- Further raise the innovation bar for diabetes treatment
- Develop a leading portfolio of superior treatment solutions for obesity
- Strengthen and progress the Biopharm pipeline
- Establish presence in other serious chronic diseases focusing on cardiovascular disease (CVD), NASH and chronic kidney disease (CKD)

2020 highlights

Diabetes:
- Semaglutide 2.0 mg phase 3b trial successfully completed
- Once-weekly insulin icodec phase 3 trial programme initiated
- Rybelsus® approved in the EU, the UK and Japan

Obesity:
- Applications for semaglutide 2.4 mg submitted to FDA and EMA
- AM833 + semaglutide 2.4 mg phase 1 trial successfully completed

Biopharm:
- Mim8 phase 1/2 trial initiated
- Concizumab phase 3 trial reinitiated

Other serious chronic disease:
- Successful completion of phase 2 trials for ziltivekimab and semaglutide in NASH

Commercial execution

2025 Strategic Aspirations

- Strengthen diabetes leadership – aim at global value market share of more than 1/3
- Strengthen obesity leadership and double 2019 reported sales
- Secure a sustained growth outlook for Biopharm

2020 highlights

Diabetes sales increased by 8% at CER[1]
- Value market share leadership expanded by 0.7 percentage points to 29.3%

Obesity sales increased by 3% at CER to DKK 5.6 billion

Biopharm sales increased by 1% at CER

Financials

2025 Strategic Aspirations

- Deliver solid sales and operating profit growth:
  - Deliver 6–10% sales growth in IO[2]
  - Transform 70% of sales in the US (from 2015 to 2022)
- Drive operational efficiencies across the value chain to enable investments in future growth assets
- Deliver free cash flow to enable attractive capital allocation to shareholders

2020 highlights

Operating profit increased by 7% at CER to DKK 54.1 billion

Sales increased by 7% at CER, to DKK 126.9 billion
- 10% sales growth at CER in IO
- 3% sales growth at CER in NAO[3], with 48% of US sales transformed to products launched since 2015

Free cash flow of DKK 28.6 billion and DKK 37 billion returned to shareholders

1. Constant Exchange Rate. 2. IO: International Operations. 3. NAO: North America Operations

Remuneration report 2020

Novo Nordisk / 15

3.7 Long-term incentive programme 2020

Table 14 - Long-term incentive programme 2020 – targets

	KPI	KPI weight	Measure	Achievement	Outcome	Performance	CEO (Months of base salary plus pension contribution equivalent)	EVP (Months of base salary plus pension contribution equivalent)
Financials	Calculated economic value creation							
	Long-term incentive target basis (100%)						4.5	3.4
	Calculated 2020 economic value creation	50%	Degree of target achievement index 90-110	✓	104%	144%	**6.5**	**4.9**
Commercial Execution	Sales growth							
	Long-term incentive target basis (100%)						4.5	3.4
	2020 sales growth	50%	Degree of target achievement index 97-103	✓	103%	188%	**8.4**	**6.3**
	Total	**100%**			104%	166%	**14.9**	**11.2**
Innovation & Therapeutic Focus	R&D: Timely achievement of marketing authorisation for specific product	15%		✓	100%			
	R&D: Successful and timely achievement of milestones in clinical trial	15%		✓	100%			
	R&D: Timely submission of application and achievement of marketing authorisation	10%		—	0%			
	R&D: Successful and timely achievement of results and milestone in clinical trial	10%		✓	100%			
	R&D: Successful and timely achievement of results and milestone in clinical trial	10%		✓	100%			
	R&D: Successful and timely achievement of results and milestone in clinical trial	10%	Target achievement below 85% results in a reduction	✓	100%			
	R&D: Timely achievement of pre-clinical milestone and initiation of clinical trial	10%		✓	100%			
Purpose & Sustainability	Environmental: 100% of production based on renewable power supply	5%		✓	100%			
	Diversity & Inclusion: Implementation of inclusion principles	5%		✓	100%			
	Societal: New global social responsibility initiatives on access and prevention	5%		✓	100%			
	Efficiency & Competency: Expansion and optimisation of manufacturing processes	5%		✓	100%			
	Total	**100%**			**90%**		No reduction	No reduction
	Total months allocated						**14.9**	**11.2**
	Maximum allocation, months						18.0	13.5
	Performance as percentage of maximum						83%	83%
	Performance as percentage of target						166%	166%

The shares allocated to the executives are described in table 16 below. The shares allocated to the executives under the long-term incentive programme for 2020 are subject to a three-year vesting period where the shares allocated might be reduced or increased by up to 30%. The reduction or increase will depend on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board.

3.8 Long-term incentive programme 2017 – vested shares The members of Executive Management in 2017 have participated in a long-term incentive programme consisting of a one-year performance period (2017) and a three-year vesting period (2018-2020). Table 15 - Long-term incentive programme 2017 – vested shares Number of shares Market value1 (DKK million) Executive Management Lars Fruergaard Jørgensen 43,850 18.7 Monique Carter 0 0.0 Karsten Munk Knudsen 6,750 2.9 Camilla Sylvest 6,037 2.6 Mads Krogsgaard Thomsen 16,962 7.2 Henrik Wulff 13,751 5.9 Non-registered executives 23,496 10.0 Executive Management in total 110,846 47.3 1. The market value of the shares released in 2021 is based on the Novo Nordisk B share price of DKK 426.65 at the end of 2020. 3.9 Long-term incentive programmes 2018-2020 – unvested shares Executives have been eligible to participate in long-term share- based incentive programmes in 2018-2020. The LTIP 2020 is further described in section 3.7 above. Table 16 below includes an overview of allocated but not yet vested shares to each executive. All information included in the table, including the number of shares and the calculation of value of the shares, is based on the allocation at the time of the establishment of the respective programmes. However, the number of shares allocated may be reduced or increased, depending on whether the performance of the company in the respective three-year periods deviates from targets determined by the Board. The performance of the company and consequently the number of shares to finally be granted to each executive will only be determined after the end of each of the three-year periods and, thus, below is not an expression of the actual value of each programme. The shares allocated after the one-year performance period (2017) have been locked up for a three-year period. The number of shares has not subsequently been reduced by the Board as the financial performance in the vesting period reached specified threshold levels. Hence, the original number of shares allocated after the one-year performance period will in February 2021 be transferred to current and former executives as specified in table 15 below. No dividend has been paid to the executives during the one-year performance period or the three-year vesting period. Remuneration report 2020 Novo Nordisk / 16

Remuneration report 2020 Novo Nordisk / 17

Table 16 - Long-term incentive programmes 2018–2020 - unvested shares

	Grant date	Vesting date	Number of shares allocated[1]	Value per share at grant date	Total market value at launch (DKK million)[2]	Months of base salary plus pension contribution at year-end equivalent
Lars Fruergaard Jørgensen						
2018 Shares allocated	February 2018	February 2022	58,938	304	16.5	12.6
2019 Shares allocated	February 2019	February 2023	66,218	322	19.7	14.7
2020 Shares allocated	February 2020	February 2024	50,677	435	20.8	14.9
Monique Carter						
2019 Shares allocated	February 2019	February 2023	6,895	322	2.1	8.2
2020 Shares allocated	February 2020	February 2024	8,709	435	3.6	11.2
Karsten Munk Knudsen						
2018 Shares allocated	February 2018	February 2022	16,578	304	4.6	9.4
2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0
2020 Shares allocated	February 2020	February 2024	15,867	435	6.5	11.2
Camilla Sylvest						
2018 Shares allocated	February 2018	February 2022	16,578	304	4.6	9.4
2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0
2020 Shares allocated	February 2020	February 2024	15,867	435	6.5	11.2
Mads Krogsgaard Thomsen						
2018 Shares allocated	February 2018	February 2022	22,885	304	6.4	9.4
2019 Shares allocated	February 2019	February 2023	25,788	322	7.7	11.0
2020 Shares allocated	February 2020	February 2024	19,825	435	8.1	11.2
Henrik Wulff						
2018 Shares allocated	February 2018	February 2022	18,421	304	5.2	9.4
2019 Shares allocated	February 2019	February 2023	20,757	322	6.2	11.0
2020 Shares allocated	February 2020	February 2024	16,755	435	6.9	11.2
Non-registered executives						
2018 Shares allocated	February 2018	February 2022	36,842	304	10.4	9.4
2019 Shares allocated	February 2019	February 2023	60,196	322	17.9	11.0
2020 Shares allocated	February 2020	February 2024	46,278	435	19.0	11.2

1. For the long-term incentive programmes for 2018 performance, 2019 performance and 2020 performance, the maximum share allocation for the chief executive officer was 18 months' fixed base salary plus pension contribution and 13.5 months' fixed base salary plus pension contribution for the executive vice presidents. For shares allocated for the 2018, 2019 and 2020 long-term-incentive programmes, the number of shares may potentially be reduced or increased depending on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. 2. The share price used to calculate market value at launch is adjusted for expected dividend.

Remuneration report 2020 Novo Nordisk / 18

3.10 Shareholdings by Executive Management

As of 31 December 2020, Executive Management held shares in Novo Nordisk as follows:

Table 17 - Shareholdings by Executive Management

	At the beginning of the year[1]	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[1] DKK million	Minimum shareholding requirement met[2]
Lars Fruergaard Jørgensen	150,328	4,729	0	155,057	66.2	Yes
Monique Carter	3,025	3,025	0	6,050	2.6	Yes
Karsten Munk Knudsen	47,002	2,058	0	49,060	20.9	Yes
Camilla Sylvest	4,683	1,842	0	6,525	2.8	Yes
Mads Krogsgaard Thomsen	204,775	5,246	(2,600)	207,421	88.5	Yes
Henrik Wulff	69,312	4,253	(15,000)	58,565	25.0	Yes
Non-registered executives	29,773	16,170	(12,440)	33,503	14.3	Yes
Executive Management in total	**508,898**	37,323	(30,040)	**516,181**	220.3	

1. Calculation of market value is based on the quoted share price of DKK 426.65 at the end of the year. 2. The chief executive officer should hold Novo Nordisk B shares corresponding to two times the annual gross salary, and the executive vice presidents should hold shares corresponding to one time the annual gross salary. Basis for calculation of the annual gross salary for an individual executive for a given year is defined as 12 times fixed monthly base salary plus 25% pension contribution as of 1 April 2020. The minimum shareholding requirement is generally phased in over a five year period following the year of appointment. When an executive's holding of shares is calculated, both vested and non-vested shares (including ADRs) are included such as personally owned shares in deposit and non-vested shares from the long-term share-based incentive programme.

3.11 Reconciliation against Annual Report 2020

A reconciliation of total remuneration for Executive Management (both registered and non-registered) between Table 10 in this Remuneration Report and total remuneration for Executive Management included in note 2.4 - Employee cost in our Annual Report 2020 is provided in the table below.

Table 18 - Reconciliation

DKK million	**2020**
Total remuneration for Executive Management (table 10)	218.0
Adjustment to:	
Social security (table 10, footnote 3)	2.7
Other benefits (table 10, footnote 2)	6.5
Long-term incentive programme[1]	(19.9)
Total remuneration for Executive Management in note 2.4 in our Annual Report	**207.3**

1. The amounts for incentive programme in table 10 of DKK 71.4 million are related to the 2020 program only. The expense for long-term incentive programme included in note 2.4 in our Annual Report of DKK 51.5 million comprises the programme for 2017, 2018, 2019 and 2020 amortised over the four year vesting period.

Remuneration report 2020 Novo Nordisk / 19

4. Remuneration and Company Performance 2016 – 2020

4.1 Board remuneration 2016–2020

A summary of the development of the Board remuneration in the five-year period 2016–2020 is provided in the table below.

Table 19 - Board remuneration 2016–2020

DKK million	Election year	2016	2017	2018	2019	**2020**
Helge Lund[1]	2017	—	1.4	2.7	3.1	2.7
% change		N/A	N/A	93%	15%	(13%)
% change annualised[3]		N/A	N/A	50%	—	—
Jeppe Christiansen	2013	1.8	1.7	1.8	1.9	1.8
% change		20%	(6)%	6%	6%	(5%)
% change annualised[3]		—	—	—	—	—
Brian Daniels	2016	0.8	1.2	1.4	1.5	1.2
% change		N/A	50%	17%	7%	(20%)
% change annualised[3]		N/A	20%	—	—	—
Laurence Debroux	2019	—	—	—	1.1	1.1
% change		N/A	N/A	N/A	N/A	0%
% change annualised[3]		N/A	N/A	N/A	N/A	(21%)
Andreas Fibig	2018	—	—	0.9	1.4	1.1
% change		N/A	N/A	N/A	56%	(21%)
% change annualised[3]		N/A	N/A	N/A	27%	—
Sylvie Grégoire	2015	1.3	1.5	1.6	1.7	1.5
% change		44%	15%	7%	6%	(12%)
% change annualised[3]		18%	—	—	—	—
Liz Hewitt	2012	1.7	1.7	1.8	2.1	1.6
% change		21%	0%	6%	17%	(24%)
% change annualised[3]		—	—	—	—	—
Mette Bøjer Jensen[2]	2018	—	—	0.8	1.0	0.9
% change		N/A	N/A	N/A	25%	(10%)
% change annualised[3]		N/A	N/A	N/A	(9%)	—
Kasim Kutay	2017	—	0.9	1.0	1.0	1.0
% change		N/A	N/A	11%	0%	0%
% change annualised[3]		N/A	N/A	(17%)	—	—
Anne Marie Kverneland[2]	2000	0.7	0.9	1.0	1.0	0.9
% change		17%	29%	11%	0%	(10%)
% change annualised[3]		—	—	—	—	—
Martin Mackay	2018	—	—	1.2	1.4	1.2
% change		N/A	N/A	N/A	17%	(14%)
% change annualised[3]		N/A	N/A	N/A	(7%)	—

Remuneration report 2020 Novo Nordisk / 20

DKK million	Election year	2016	2017	2018	2019	2020
Thomas Rantzau[2]	2018	—	—	0.8	1.0	0.9
% change		N/A	N/A	N/A	25%	(10%)
% change annualised[3]		N/A	N/A	N/A	(9%)	—
Stig Strøbæk[2]	1998	1.0	1.1	1.1	1.2	1.1
% change		11%	10%	0%	9%	(8%)
% change annualised[3]		—	—	—	—	—

1. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as chair of the Board. 2. Employee-elected members of the Board. 3. % change in annualised remuneration is calculated as the difference between i. actual remuneration in the calendar year in which the appointment/retirement occurred pro-rata adjusted for period of service to express remuneration for 12 months' of membership and ii. actual remuneration in the following year (in case of appointments) or the preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for.

Tables 22 and 23 below include the annual changes in the company's performance and in the average remuneration of the company's employees during 2016 to 2020.

A summary of the development of the remuneration of the Chair of the Board of Novo Nordisk A/S in the five-year period 2016-2020 is provided in the table below.

Table 20 - Remuneration 2016-2020 for the chair of the Board of Directors

DKK million	2016	2017	2018	2019	2020
Base fee	1.8	1.8	2.0	2.1	2.1
Fee for ad hoc tasks and committee work	0.5	0.6	0.4	0.4	0.4
Travel allowance	0.5	0.6	0.6	0.6	0.2
Total	2.8	3.0	3.0	3.1	2.7
Change	1.0	0.2	0.0	0.1	(0.4)
% change	56%	7%	0%	3%	**(13%)**

Since March 2013 and up until March 2018, the Board was chaired by Göran Ando. Since March 2018, Helge Lund has chaired the Board.

Remuneration report 2020 Novo Nordisk / 21

4.2 Executive remuneration, employee remuneration and company performance 2016–2020

A summary of the development of the executive remuneration, of employee remuneration and of company performance in the five-year period 2016–2020 is provided in the table below.

Table 21 - Executive remuneration 2016–2020

DKK million	2016	2017	2018	2019	**2020**
Lars Fruergaard Jørgensen[1]	10.7	31.8	41.3	54.8	**56.5**
% change	(32%)	197%	30%	33%	**3%**
% change annualised[8]	—	—	—	—	**—**
Monique Carter[2]	—	—	—	6.0	**13.6**
% change	N/A	N/A	N/A	N/A	**127%**
% change annualised[8]	N/A	N/A	N/A	N/A	**10%**
Karsten Munk Knudsen[3]	—	—	13.1	17.2	**19.7**
% change	N/A	N/A	N/A	31%	**15%**
% change annualised[8]	N/A	N/A	N/A	20%	**—**
Camilla Sylvest[4]	—	3.5	15.2	17.3	**19.7**
% change	N/A	N/A	334%	14%	**14%**
% change annualised[8]	N/A	N/A	20%	—	**—**
Mads Krogsgaard Thomsen[5]	11.9	17.6	21.5	23.8	**24.5**
% change	(35%)	48%	22%	11%	**3%**
% change annualised[8]	—	—	—	—	**—**
Henrik Wulff[6]	9.6	14.3	16.8	19.6	**20.8**
% change	(7%)	49%	17%	17%	**6%**
% change annualised[8]	(36%)	—	—	—	**—**
Former executives:					
Jesper Brandgaard (retired in 2019)[7]	11.8	17.6	21.5	6.5	**—**
% change	(36%)	49%	22%	(70)%	**(100%)**
% change annualised[8]	N/A	N/A	N/A	14%	**—**

1. Lars Fruergaard Jørgensen was appointed executive vice president and chief information officer in January 2013 and in January 2017 he was appointed president and chief executive officer. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to chief executive officer as from 1 January 2017. 2. Monique Carter was promoted to executive vice president in August 2019. 3. Karsten Munk Knudsen was promoted to executive vice president and chief financial officer in February 2018. 4. Camilla Sylvest was promoted to executive vice president in October 2017. 5. Mads Krogsgaard Thomsen was appointed executive vice president and chief science officer in November 2000. 6. Henrik Wulff was promoted to executive vice president in April 2015. 7. Jesper Brandgaard was appointed executive vice president and chief financial officer in November 2000. Jesper Brandgaard retired from Novo Nordisk's Executive Management as of 15 April 2019. The severance payment of DKK 27.7 million is not included in above table. 8. % Change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year.

Remuneration report 2020 Novo Nordisk / 22

A summary of the development of the remuneration of the chief executive officer of Novo Nordisk A/S in the five-year period 2016-2020 is provided in the table below.

Table 22 - Remuneration 2016-2020 for the chief executive officer

DKK million	2016	2017	2018	2019	**2020**
Base salary	11.9	8.5	10.7	13.9	14.1
Pension on base salary	3.0	2.1	2.7	3.5	3.5
Short-term incentive	6.0	9.2	8.9	13.9	14.2
Pension on short-term incentive	1.5	2.3	2.2	3.5	3.6
Benefits	0.3	0.3	0.3	0.3	0.3
Long-term incentive	3.7	9.4	16.5	19.7	20.8
Total	26.4	31.8	41.3	54.8	**56.5**
Change	(13.7)	5.4	9.5	13.5	1.7
% change	(34%)	20%	30%	33%	**3%**

In 2016 Lars Rebien Sørensen was chief executive officer of the company. The remuneration of Lars Rebien Sørensen for 2016 is included in the table above, whereas the severance payment of DKK 65.7 million, including participation in the long-term incentive programme for 2017, is not included. Since 1 January 2017, Lars Fruergaard Jørgensen has held the position as chief executive officer. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to chief executive officer as from 1 January 2017.

Table 23 - Employee remuneration

	2016	2017	2018	2019	**2020**
Average employee remuneration excl. registered executives (DKK million) (parent company)	0.76	0.75	0.80	0.79	**0.84**
Average remuneration growth (parent company)	0.8%	(1.3%)	7.5%	(1.9%)	**6.0%**
Average employee remuneration excl. registered executives (DKK million) (group)	0.73	0.72	0.73	0.75	**0.76**
Average remuneration growth (group)	0.8%	(1.9%)	1.5%	2.8%	**1.6%**
CEO/Employee ratio (group)	36	44	56	73	**74**

Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs and for those countries with long notice periods (e.g. Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years.

Table 24 - Company performance

Group	2016	2017	2018	2019	**2020**
Sales growth as reported	3.6%	(0.1%)	0.1%	9.1%	**4.0%**
Sales growth in constant exchange rates (CER)	5.5%	2.3%	4.6%	5.6%	**6.7%**
Operating profit growth as reported	(2.0%)	1.1%	(3.5%)	11.1%	**3.1%**
Operating profit growth in constant exchange rates (CER)	0.2%	4.8%	2.8%	5.6%	**6.8%**

Parent company	2016	2017	2018	2019	**2020**
Sales growth	4.2%	12.0%	10.2%	10.3%	**8.0%**
Operating profit growth	(15.1%)	27.9%	1.7%	18.5%	**(0.6%)**

Remuneration report 2020 Novo Nordisk / 23

The Board of Directors' statement on the Remuneration Report

The Board of Directors has today considered and adopted the Remuneration Report of Novo Nordisk A/S for the financial year 2020.

The Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act.

The Remuneration Report will be presented to the Annual General Meeting 2021 for an advisory vote.

Bagsværd, 3 February 2021

Board of Directors

Helge Lund — Chair	Jeppe Christiansen — Vice Chair	Brian Daniels	Laurence Debroux
Andreas Fibig	Sylvie Grégoire	Liz Hewitt	Mette Bøjer Jensen
Kasim Kutay	Anne Marie Kverneland	Martin Mackay	Thomas Rantzau
Stig Strøbæk			

Independent auditor's statement on the Remuneration Report

To the shareholders of Novo Nordisk A/S

According to section 139b of the Danish Companies Act, Management is responsible for preparing a remuneration report in accordance with the remuneration policy adopted at the General Meeting.

Our opinion on the audit of the Consolidated Financial Statements and the Parent Company Financial Statements does not include the Remuneration Report, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements and the Parent Company Financial Statements for 2020, it is, however, our responsibility pursuant to section 147 of the Danish Companies Act to verify that all disclosures required under section 139b(3) of the Danish Companies Act are included in the company's Remuneration Report for 2020.

We found no reason to point out any omissions with respect to the disclosures included in the Remuneration Report for 2020.

Hellerup, 3 February 2021

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
CVR No 3377 1231

Mogens Nørgaard Mogensen
State Authorised Public Accountant
mne21404

Mads Melgaard
State Authorised Public Accountant
mne34354

Remuneration Report 2020 issued by Novo Nordisk A/S ǀ Novo Allé ǀ DK-2880 Bagsværd ǀ CVR No. 24256790 ǀ +45 4444 8888 (switchboard) ǀ novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Date: February 3, 2021 Novo Nordisk A/S Lars Fruergaard Jørgensen Chief Executive Officer